                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       Steinway Musical Instruments, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Ordinary Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   858495 10 4
       -------------------------------------------------------------------
                                 (CUSIP Number)

                               Kathleen E. Shannon
                       Senior Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                            New York, New York 10270
                                 (212) 770-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 4, 2004
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

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CUSIP NO. 858495 10 4
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    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AMERICAN INTERNATIONAL GROUP, INC.
         IRS ID No. 13-2592361
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    2    =======================================================================

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                   (b) [ ]
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    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         OO
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                            [ ]
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    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in the State of Delaware
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        NUMBER OF       7    SOLE VOTING POWER
         SHARES
--------------------------------------------------------------------------------
       BENEFICIALLY     8    SHARED VOTING POWER
         OWNED BY            502,045
     EACH REPORTING
--------------------------------------------------------------------------------
         PERSON         9    SOLE DISPOSITIVE POWER
          WITH
--------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             502,045
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         502,045
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%
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   14    TYPE OF REPORTING PERSON

         HC, CO
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

                                  SCHEDULE 13D

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CUSIP NO. 858495 10 4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AIG RETIREMENT SERVICES, INC.
         IRD ID No. 95-4715639
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    2    =======================================================================

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in the State of Delaware
--------------------------------------------------------------------------------
        NUMBER OF       7    SOLE VOTING POWER
         SHARES
--------------------------------------------------------------------------------
       BENEFICIALLY     8    SHARED VOTING POWER
         OWNED BY            499,981
     EACH REPORTING
--------------------------------------------------------------------------------
         PERSON         9    SOLE DISPOSITIVE POWER
          WITH
--------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             499,981

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         499,981
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO.  858495 10 4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SUNAMERICA LIFE INSURANCE COMPANY
         IRD ID No.: 52-0502540
--------------------------------------------------------------------------------
    2    =======================================================================

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in the State of Arizona
--------------------------------------------------------------------------------
         NUMBER OF      7    SOLE VOTING POWER
          SHARES
--------------------------------------------------------------------------------
        BENEFICIALLY    8    SHARED VOTING POWER
          OWNED BY           499,981
      EACH REPORTING
--------------------------------------------------------------------------------
          PERSON        9    SOLE DISPOSITIVE POWER
           WITH
--------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             499,981
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         499,981
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%
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   14    TYPE OF REPORTING PERSON

         IC, CO
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Statement on Schedule 13D, dated February 10, 1999, relating to the Ordinary Common Stock, $0.001 par value ("Common Stock"), of Steinway Musical Instruments, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 800 South Street, Suite 305, Waltham, Massachusetts 02453.

Item 2.           Identity and Background.

         (a)-(c) and (f). This statement is filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself, its wholly-owned subsidiary, AIG Retirement Services, Inc., a Delaware corporation (formerly known as AIG SunAmerica Inc.) ("AIG Retirement Services"), and its wholly-owned subsidiary, SunAmerica Life Insurance Company, an Arizona-domiciled life insurance company ("SALIC"). The principal executive offices of AIG are located at 70 Pine Street, New York, New York 10270, and the principal executive offices of AIG Retirement Services and SALIC are located at 1 SunAmerica Center, Century City, Los Angeles, California 90067. AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both general and life insurance operations. Other significant activities include financial services, and retirement services and asset management.

         Starr International Company, Inc., a private holding company organized under the laws of Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation") and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 12%, 2.2% and 1.8%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, NY 10270.

         The names of the directors and executive officers ("Covered Persons") of AIG, AIG Retirement Services, SALIC, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety. Each of the Covered Persons is a citizen of the United States, except for Messrs. Johnson, Manton, Osborne, Sullivan and Tse, who are British subjects, and Mr. Cohen, who is a Canadian subject.

         (d) and (e). During the last five years, none of AIG, AIG Retirement Services, SALIC, SICO, The Starr Foundation or Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         On February 4, 2004, AIG Retirement Services and SALIC together sold 1,271,450 shares of the Common Stock of the Company to the Company in exchange for $29,000,000 in principal amount of the Company's 8.75% Senior Notes due 2011 (the "Notes") at an issue price of 106.3% of the principal amount of the Notes plus accrued interest thereon from October 15, 2003. The Notes are issued as a single series with, and form a part of, the Company's 8.75% Senior Notes due 2011 originally issued by the Company on April 19, 2001.

Item 4.           Purpose of Transaction.

         The exchange of shares of the Common Stock of the Company in return for the Notes was made for investment purposes. Subject to applicable legal requirements, AIG Retirement Services and SALIC may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of their remaining shares of Common Stock.

         Except as set forth above, AIG, AIG Retirement Services and SALIC do not have any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) of this Item 4.

Item 5.           Interest in Securities of the Issuer.

         (a) and (b)       The information required by these paragraphs is set
forth in Items 7 through 11 and 13 of the cover pages of this Amendment No. 1.

         (c) Other than as described in this Amendment No. 1, AIG, AIG Retirement Services, SALIC, SICO, The Starr Foundation and Starr, and, to the best of AIG's knowledge, the Covered Persons, have not engaged in any transactions in the Common Stock within the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         On February 4, 2004, AIG Retirement Services, SALIC and the Company entered into a letter agreement pursuant to which each of the parties thereto made certain representations and warranties to the other parties in connection with the exchange of the shares of Common Stock for the Notes described in Item 3 above.

         Other than such agreement, neither AIG nor, to the best of AIG's knowledge, any of AIG Retirement Services, SALIC, SICO, The Starr Foundation or Starr nor any of the Covered Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

         A List of Directors and Executive Officers of American International Group, Inc., AIG Retirement Services, Inc., SunAmerica Life Insurance Company, Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2004

                                    AMERICAN INTERNATIONAL GROUP, INC.

                                    By: /s/ Kathleen E. Shannon
                                        ------------------------------------
                                        Name: Kathleen E. Shannon
                                        Title: Senior Vice President and
                                               Secretary

                                    AIG RETIREMENT SERVICES, INC.

                                    By: /s/ Christine A. Nixon
                                        ------------------------------------
                                        Name: Christine A. Nixon
                                        Title: Vice President

                                    SUNAMERICA LIFE INSURANCE COMPANY

                                    By: /s/ Christine A. Nixon
                                        ------------------------------------
                                        Name: Christine A. Nixon
                                        Title: Senior Vice President

                                  EXHIBIT INDEX

EXHIBIT                              DESCRIPTION
-------                              -----------
   A       List of Directors and Executive Officers of American International
           Group, Inc., AIG Retirement Services, Inc., SunAmerica Life Insurance
           Company, Starr International Company, Inc., The Starr Foundation and
           C.V. Starr & Co., Inc.
